Result of September 12, 2002 shareholder meeting
(Unaudited)

A meeting of shareholders of the fund was held on September 12,2002.At the meeting, a proposal for the approval of an Agreement and Plan of Reorganization, including the transfer of all of the assets of Putnam Global Equity Fund into Putnam Global Growth Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Global Growth
Fund and the assumption by Putnam Global Equity Fund of all of the liabilities of Putnam
Global Equity Fund, and the distribution of such shares to the shareholders of Putnam Global
Equity Fund in complete liquidation of Putnam Global Equity Fund was approved as follows:
42,206,813 votes for, 1,443,706 votes against and 1,993,044
abstentions.